The Board of Directors
            Delchamps, Inc

            We consent to the incorporation by reference in the registration statement regarding Delchamps, Inc. 1994 Retirement Savings Plan on Form S-8 of Delchamps, Inc. of our reports dated July 30, 1993, relating to the consolidated balance sheets of Delchamps, Inc. and subsidiary as of July 3, 1993, and June 27, 1992, the related consolidated statements of earnings, stockholder's equity, and cash flows, and the supplementary financial statement schedules for each of the years in the three-year period ended July 3, 1993, which reports appear in the July 3, 1993, annual report on Form 10-K of Delchamps, Inc.



                                               /s/ KPMG Peat Marwick


            Atlanta, Georgia
            May 12, 1994